EXHIBIT 3.1.1

RESOLUTIONS AMENDING CORPORATE NAME IN THE COMPANY’S
FOURTH AMENDED AND RESTATED BYLAWS

WHEREAS, the name of the corporation was changed on December 2, 2013 to SP Plus Corporation;

WHEREAS, the Fourth Amended and Restated Bylaws of the corporation, dated January 21, 2010 (the “Bylaws”), still reference “Standard Parking Corporation”, the prior name of the corporation;

WHEREAS, Article IX of the Bylaws permits amendments to the Bylaws at any meeting of the Board by a majority of the directors present at the meeting;

NOW THEREFORE, it is hereby RESOLVED: that the title of the Bylaws shall be amended and restated as follows: “FOURTH AMENDED AND RESTATED BYLAWS OF SP PLUS CORPORATION”;

AND, FURTHER, RESOLVED that the reference in Section 1.01 of the Bylaws to “Standard Parking Corporation” shall be amended to “SP Plus Corporation.”